UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : July 31, 2009	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2009

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results		1
	[ MUFG Consolidated ]*1

	[ BTMU and MUTB Combined ]*2*3*4

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law		5

	[ BTMU and MUTB Combined including Trust Accounts ]

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Fair Value Information on Securities		6

	[ MUFG Consolidated ]

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

4. ROE		9

	[ MUFG Consolidated ]

5. Average Interest Rate Spread		9

	[ BTMU and MUTB Combined ]

6. Loans and Deposits		9

	[ BTMU and MUTB Combined ]

7. Statements of Trust Assets and Liabilities		10

	[ MUTB Non-consolidated ]

(Reference)

Exposure to Securitized Products and Related Investments		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A)-(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Gross profits	873.4	801.2	72.1
Gross profits before credit costs for trust accounts	873.4	801.2	72.1
Net interest income	555.2	470.0	85.2
Trust fees	24.3	32.3	(7.9)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	233.3	239.2	(5.9)
Net trading profits	84.3	44.1	40.1
Net other business profits	(23.8)	15.3	(39.2)
Net gains (losses) on debt securities	17.8	7.3	10.4
General and administrative expenses	541.5	536.5	5.0
Amortization of goodwill	8.2	4.2	3.9
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	340.1	268.9	71.1
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	331.8	264.7	67.1
Provision for general allowance for credit losses (2)	(26.6)	(1.6)	(24.9)
Net business profits *	305.2	263.0	42.1
Net non-recurring gains (losses)	(168.9)	(166.1)	(2.7)
Credit costs (3)	(163.2)	(141.4)	(21.7)
Losses on loan write-offs	(52.9)	(48.7)	(4.2)
Provision for specific allowance for credit losses	(108.4)	(92.3)	(16.1)
Other credit costs	(1.7)	(0.3)	(1.3)
Net gains (losses) on equity securities	30.2	(10.1)	40.3
Gains on sales of equity securities	38.4	19.4	18.9
Losses on sales of equity securities	(2.6)	(0.8)	(1.7)
Losses on write-down of equity securities	(5.5)	(28.7)	23.1
Profits (losses) from investments in affiliates	0.4	6.7	(6.2)
Other non-recurring gains (losses)	(36.4)	(21.2)	(15.1)

Ordinary profits	136.3	96.8	39.4

Net extraordinary gains (losses)	2.9	9.5	(6.5)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	1.3	(1.3)
Income before income taxes and others	139.2	106.3	32.8
Income taxes-current	17.4	16.5	0.9
Income taxes-deferred	29.0	12.3	16.7
Total taxes	46.5	28.8	17.6
Minority interests	16.7	26.3	(9.5)

Net income	75.9	51.1	24.7

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(189.8)	(141.7)	(48.1)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A)-(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Gross profits	507.8	517.1	(9.3)
Gross profits before credit costs for trust accounts	507.8	517.1	(9.3)
Net interest income	375.0	367.1	7.9
Trust fees	18.1	24.5	(6.3)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	108.8	105.4	3.3
Net trading profits	37.1	6.2	30.8
Net other business profits	(31.4)	13.7	(45.2)
Net gains (losses) on debt securities	16.4	9.0	7.4
General and administrative expenses	315.8	343.3	(27.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	191.9	173.8	18.0
Provision for general allowance for credit losses (2)	2.0	(7.2)	9.3
Net business profits	194.0	166.6	27.3
Net non-recurring gains (losses)	(94.9)	(127.7)	32.8
Credit costs (3)	(80.5)	(97.6)	17.0
Losses on loan write-offs	(49.3)	(45.2)	(4.1)
Provision for specific allowance for credit losses	(30.2)	(47.9)	17.7
Other credit costs	(1.0)	(4.4)	3.4
Net gains (losses) on equity securities	18.6	(11.6)	30.3
Gains on sales of equity securities	26.9	16.9	9.9
Losses on sales of equity securities	(2.4)	(0.6)	(1.7)
Losses on write-down of equity securities	(5.7)	(27.9)	22.1
Other non-recurring gains (losses)	(32.9)	(18.3)	(14.6)

Ordinary profits	99.1	38.9	60.1

Net extraordinary gains (losses)	8.2	3.0	5.1
Reversal of allowance for credit losses (4)	1.4	0.3	1.0
Reversal of reserve for contingent losses included in credit costs (5)	3.7	0.6	3.0
Income before income taxes	107.3	41.9	65.3
Income taxes-current	6.3	0.3	5.9
Income taxes-deferred	28.5	8.9	19.5
Total taxes	34.8	9.3	25.5

Net income	72.5	32.6	39.8

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(73.3)	(103.9)	30.5

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A)-(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Gross profits	425.6	435.0	(9.4)
Net interest income	334.6	326.3	8.3
Net fees and commissions	91.9	85.6	6.3
Net trading profits	32.5	8.4	24.1
Net other business profits	(33.5)	14.6	(48.2)
Net gains (losses) on debt securities	14.0	7.6	6.3
General and administrative expenses	265.2	291.4	(26.2)
Net business profits before provision for general allowance for credit losses	160.4	143.5	16.8
Provision for general allowance for credit losses (1)	2.0	(7.2)	9.3
Net business profits	162.4	136.3	26.1
Net non-recurring gains (losses)	(86.5)	(118.7)	32.2
Credit costs (2)	(79.2)	(96.5)	17.3
Losses on loan write-offs	(48.0)	(44.2)	(3.8)
Provision for specific allowance for credit losses	(30.2)	(47.9)	17.7
Other credit costs	(1.0)	(4.4)	3.4
Net gains (losses) on equity securities	19.3	(5.2)	24.6
Gains on sales of equity securities	26.6	15.4	11.2
Losses on sales of equity securities	(2.2)	(0.4)	(1.8)
Losses on write-down of equity securities	(5.0)	(20.2)	15.2
Other non-recurring gains (losses)	(26.6)	(16.9)	(9.7)

Ordinary profits	75.9	17.5	58.3

Net extraordinary gains (losses)	6.9	2.6	4.2
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	3.5	—	3.5
Income before income taxes	82.8	20.2	62.5
Income taxes-current	6.9	0.7	6.2
Income taxes-deferred	22.9	5.4	17.5
Total taxes	29.9	6.2	23.7

Net income	52.9	14.0	38.8

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(73.7)	(103.8)	30.1

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A)-(B)
	June 30, 2009 (A)	June 30, 2008 (B)
Gross profits	82.1	82.1	0.0
Gross profits before credit costs for trust accounts	82.1	82.1	0.0
Trust fees	18.1	24.5	(6.3)
Credit costs for trust accounts (1)	—	—	—
Net interest income	40.3	40.7	(0.3)
Net fees and commissions	16.8	19.8	(2.9)
Net trading profits	4.6	(2.1)	6.7
Net other business profits	2.0	(0.9)	3.0
Net gains (losses) on debt securities	2.3	1.3	1.0
General and administrative expenses	50.6	51.8	(1.2)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	31.5	30.3	1.2
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	31.5	30.3	1.2
Net non-recurring gains (losses)	(8.3)	(8.9)	0.6
Credit costs (3)	(1.2)	(1.0)	(0.2)
Losses on loan write-offs	(1.2)	(0.9)	(0.2)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	(0.0)	0.0
Net gains (losses) on equity securities	(0.7)	(6.4)	5.6
Gains on sales of equity securities	0.2	1.5	(1.2)
Losses on sales of equity securities	(0.2)	(0.2)	0.0
Losses on write-down of equity securities	(0.7)	(7.6)	6.8
Other non-recurring gains (losses)	(6.3)	(1.4)	(4.8)

Ordinary profits	23.2	21.3	1.8

Net extraordinary gains (losses)	1.2	0.3	0.9
Reversal of allowance for credit losses (4)	1.4	0.3	1.0
Reversal of reserve for contingent losses included in credit costs (5)	0.2	0.6	(0.4)
Income before income taxes	24.4	21.7	2.7
Income taxes-current	(0.6)	(0.4)	(0.2)
Income taxes-deferred	5.5	3.5	2.0
Total taxes	4.8	3.1	1.7

Net income	19.6	18.6	0.9

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	0.3	(0.0)	0.4

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	223.4	241.0
Doubtful	662.7	656.0
Special Attention	359.6	292.8

Non Performing Loans	1,245.7	1,189.9

Total loans	93,494.6	95,209.5

Non Performing Loans / Total loans	1.33%	1.24%
BTMU Non-consolidated
	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	207.2	221.7
Doubtful	620.0	614.1
Special Attention	343.9	278.1

Non Performing Loans	1,171.2	1,114.1

Total loans	82,982.0	84,337.2

Non Performing Loans / Total loans	1.41%	1.32%

MUTB Non-consolidated
	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	16.0	19.1
Doubtful	42.4	41.5
Special Attention	15.0	13.7

Non Performing Loans	73.5	74.5

Total loans	10,376.9	10,732.4

Non Performing Loans / Total loans	0.70%	0.69%

MUTB Non-consolidated: Trust Accounts
	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.1	0.2
Special Attention	0.6	0.8

Non Performing Loans	0.9	1.3

Total loans	135.6	139.7

Non Performing Loans / Total loans	0.72%	0.95%

Mitsubishi UFJ Financial Group, Inc.

3. Fair Value Information on Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	3,548.2	0.7	3,250.3	5.8

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	46,257.1	70.1	41,595.2	(917.7)
Domestic equity securities	4,351.6	500.7	3,732.5	(179.8)
Domestic bonds	29,306.3	34.1	25,000.4	(38.5)
Other	12,599.1	(464.8)	12,862.2	(699.4)
Foreign equity securities	278.5	29.3	107.9	(20.6)
Foreign bonds	10,192.1	(54.4)	10,644.6	(29.1)
Other	2,128.3	(439.7)	2,109.6	(649.5)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,522.9	9.8	1,555.8	(6.4)
Stocks of subsidiaries and affiliates	194.4	(26.8)	191.1	(43.0)

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	37,096.8	(17.8)	33,142.1	(729.9)
Domestic equity securities	3,423.5	246.8	2,943.1	(294.9)
Domestic bonds	25,370.6	39.7	20,900.7	(26.1)
Other	8,302.6	(304.4)	9,298.2	(408.8)
Foreign equity securities	118.1	16.5	83.8	(17.7)
Foreign bonds	6,671.1	(29.4)	7,772.3	18.9
Other	1,513.3	(291.4)	1,442.0	(410.0)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,387.6	20.7	1,160.6	18.0
Stocks of subsidiaries and affiliates	2.8	0.5	2.8	—

	(in billions of yen)
	As of June 30, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	7,282.7	(59.3)	6,822.5	(227.7)
Domestic equity securities	861.3	98.4	726.4	(37.0)
Domestic bonds	3,286.4	7.7	3,556.0	3.3
Other	3,134.9	(165.5)	2,540.0	(194.0)
Foreign equity securities	29.5	(1.1)	21.9	(1.1)
Foreign bonds	2,534.5	(35.3)	2,003.1	(46.0)
Other	570.7	(129.0)	514.9	(146.7)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2009	For the three months ended June 30, 2008
ROE *	4.12	2.94

Note:

*	ROE is computed as follows:

Net income × 4 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2009	For the three months ended June 30, 2008
Average interest rate on loans and bills discounted	1.59	1.77
Average interest rate on deposits and NCD	0.21	0.32
Interest rate spread	1.37	1.45

6. Loans and Deposits BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Deposits (ending balance)	114,762.4	113,175.5
Deposits (average balance)	113,665.8	110,778.1
Loans (ending balance)	82,815.4	84,258.7
Loans (average balance)	83,800.8	81,196.5

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
Domestic Deposits (ending balance) *	103,394.1	104,093.3
Individuals	63,600.8	62,881.6

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of June 30, 2009	As of March 31, 2009
Assets:
Loans and bills discounted	187.0	199.7
Securities	47,593.7	45,726.8
Beneficiary rights to the trust	27,321.8	27,592.8
Securities held in custody accounts	1,041.1	1,112.3
Monetary claims	10,730.0	11,275.4
Tangible fixed assets	9,187.3	9,179.8
Intangible fixed assets	134.6	134.7
Other claims	1,409.6	1,703.3
Call loans	1,183.3	1,268.8
Due from banking account	1,693.0	1,794.8
Cash and due from banks	1,901.1	1,883.7

Total	102,383.0	101,872.6

Liabilities:
Money trusts	17,197.7	16,421.0
Pension trusts	11,775.0	12,053.4
Property formation benefit trusts	12.8	12.6
Loan trusts	105.1	123.4
Investment trusts	25,647.0	25,761.5
Money entrusted other than money trusts	2,169.8	2,196.5
Securities trusts	1,154.9	1,221.5
Monetary claim trusts	11,117.1	11,733.6
Equipment trusts	35.8	37.3
Land and fixtures trusts	94.9	95.2
Composite trusts	33,072.5	32,216.2

Total	102,383.0	101,872.6

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of June 30, 2009 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of June 2009 decreased to ¥2.19 trillion in total, a decrease of ¥0.11 trillion compared with the balance as of the end of March 2009, mainly due to sales of securitized products, which have risk of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥291 billion, improved by ¥93 billion compared with those at the end of March 2009.

•	The effect on the P/L for the three months ended June 30, 2009 was a loss of ¥6 billion, due to losses on the sales of securitized products as described above.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2009	Net unrealized gains (losses)	Change from end of March 2009	Balance	Net unrealized gains (losses)
1	RMBS	148	(49)	(27)	19	0	0
2	Sub-prime RMBS	44	(7)	(5)	4	0	0
3	CMBS	26	(1)	(2)	0	0	0
4	CLOs	1,667	(28)	(235)	51	1,309	(181)
5	Other securitized products (card, etc.)	330	(23)	(24)	22	29	(2)
6	CDOs	15	(5)	(3)	0	4	(2)
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV investments	0	0	0	0	0	0

9	Total	2,187	(106)	(291)	93	1,342	(184)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentaive Solution on Reclassification of Debt Securities” (Practical Issue Task Force No. 26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available-for-sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 76% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or Lower	Unrated	Total
10	RMBS	73	28	25	9	13	0	148
11	Sub-prime RMBS	35	8	0	1	0	0	44
12	CMBS	14	7	4	1	0	0	26
13	CLOs	1,340	109	48	88	82	1	1,667
14	Other securitized products (card, etc.)	232	41	24	28	2	2	330
15	CDOs	7	2	1	2	3	0	15
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	0	0	0

18	Total	1,667	187	102	128	100	3	2,187

19	Percentage of total	76%	9%	5%	6%	5%	0%	100%
20	Percentage of total (End of March 2009)	79%	7%	5%	6%	4%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2009.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2009
1	LBO Loan[3] (Balance on a commitment basis)	62	150	45	290	548	(9)
2	Balance on a booking basis	42	133	41	262	478	3

3. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2009 was ¥3.75 trillion (¥1.19 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables